January 26, 2015

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Brad Skinner Senior Assistant Chief Accountant	By EDGAR

Re:	Dakota Plains Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 000-53390
Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Filed November 10, 2014
File No. 001-36493

Dear Mr. Skinner:

On behalf of Dakota Plains Holdings, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced quarterly report on Form 10-Q (the “Quarterly Report”) and annual report on Form 10-K, as set forth in your letter dated December 18, 2014. The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Unaudited Condensed Consolidated Statements of Operations, page 2

1.	We note that your cost of revenue excludes depreciation and amortization expense and that you also present a gross profit subtotal which excludes the effects of these expenses. Please tell us how your presentation complies with the guidance in SAB Topic 11.B or provide revised disclosure which removes the gross profit subtotal and re-labels the costs of sales line item throughout the filing to indicate that it excludes depreciation and amortization.

Response:

In future filings, the Company intends to omit the Gross Profit subtotal and re-label the Cost of Revenue line item to “Cost of Goods Sold (exclusive of items shown separately below)”.

2.	Please tell us whether each of your business activities including crude oil transloading, sand transloading, marketing of crude oil and related products, and transportation by road of hydrocarbons and materials used or produced in the extraction of hydrocarbons represent distinct operating segments as discussed in FASB 280-10-50-1. If these activities represent operating segments that have been aggregated, please tell us in detail your basis for such aggregation. Refer to FASB 280-10-50-11.

Response:

ASC 280-10-50-1, states that an operating segment is a component of a public entity that has all of the following characteristics:

a.	it engages in business activities from which it may earn revenues and incur expenses;

b.	its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.	discrete financial information is available.

Using the above criteria, the business activities relating to crude oil and sand transloading have been determined to represent distinct operating segments. These transloading activities engage in business activities in which revenues are earned and expenses are incurred. Operating results from the transloading activities are regularly reviewed by the Company’s chief decision maker to assess performance and allocate resources to achieve established goals. The financial information is also readily available for these activities.

The transportation by road of hydrocarbons is accounted for as an equity method investment. The Company reviews operating results to determine if the investor-investee relationship should be retained and financial information is readily available. Thus, the Company considers this business activity to meet the definition of an operating segment based upon the criteria set in ASC 280. However, this interest does not meet the quantitative thresholds set forth for ASC 280-10-50-12. The total reported revenue, profit, and total assets are less than 10% of the combined totals for all operating segments. Therefore, the Company reports its share of operating results related to this interest as other income on the condensed consolidated statement of operations.

The operations of crude oil transloading and sand transloading are aggregated on the unaudited condensed consolidated statement of operations under ASC 280-10-50-11. The Company used the criteria listed in ASC 280 in determining the aggregation of the transloading activities:

I.	The oil and sand transloading activities each serve as intermediaries to facilitate the transfer of material between road and rail. These services use similar processes and serve similar purposes; to facilitate transfers from road to rail.

II.	Both transloading activities share a similar class of customers for their products. Their customers participate in the production and extraction of oil and natural gas. The transloading activities also market to similar geographic locations. Both actively seek to gain market share in states surrounding the Bakken oil field in North Dakota.

III.	Methods used to provide services for both transloading activities occur in the same location. Each activity uses our only transloading facility located in New Town, North Dakota. Many of the same or similar assets at this facility are used by both activities and both activities are under similar management.

Activities that have similar processes and purposes, customers and geographic locations, and methods are allowed to be aggregated on the condensed consolidated statement of operations. The aggregated transloading activities represent our only operating segment and is reported in accordance with ASC 820-10-50-12 on the statement of operations. Management also discloses on the statement of operations the types of services from which our operating segment derives its revenues.

In future periods, the activity of marketing crude oil and related products is not expected to not meet the quantitative thresholds set forth for ASC 280-10-50-12. The total reported revenue, profit and total assets are less than 10% of the combined totals for all operating segments. Any further disclosure regarding the aggregation of segments will be disclosed in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

3.	Throughout this section, you refer to multiple factors when explaining the change between periods in the reported amounts without indicating the amount attributable to each factor. For example, you indicate general and administrative expenses related to Dakota Plains Holdings, Inc. were less for the three months ended September 30, 2014 in comparison to the three months ended September 30, 2013 due to a decrease in legal fees and a reduction in non-cash related expenses without indicating the amount attributable to each factor. To the extent two or more factors contribute to a material change in the reported amounts, revise the disclosure throughout your MD&A to indicate the amount attributable to each factor. See FRC 501.04 for additional guidance.

In addition, please ensure your results of operations discussion includes sufficient detail of the underlying reasons for increases and/or decreases in the account balances between periods. In the example noted in comment 1, you indicate legal fees decreased as a result of resolving the Canadian portion of the Lac Mégantic litigation; however, you do not explain why non-cash related expenses, specifically share based compensation decreased during the three months ended September 30, 2014. Refer to FRC 501.12.b.4 for additional guidance.

Response:

When factors contributing to changes between periods are not individually significant, the Company evaluates the usefulness to investors, among other considerations, in determining the appropriate level of detail in describing each factor. In future filings, the Company intends to include additional detail, including quantitative information, regarding the underlying reasons for changes in our financial condition and results of operations. In future filings, the Company intends to provide the level of disclosure provided in the example below.

Three Months Ended September 30, 2014 vs. Three Months Ended September 30, 2013

We experienced net income attributable to shareholders of Dakota Plains Holdings, Inc. of $13,400 for the three months ended September 30, 2014 compared to a net loss of $2.1 million for the three months ended September 30, 2013. For the three months ended September 30, 2014, net income was driven by an increase in income from our indirect ownership interest in the transloading joint venture of $0.7 million and in the marketing joint venture of $1.4 million, decrease in general and administrative expenses of $0.4 million and a decrease in interest expense of $0.5 million, as a result of the December 2013 debt restructuring and pay down of promissory notes. The net loss for the three months ended September 30, 2013 was driven by the loss from our indirect ownership interest in the marketing joint venture, primarily due to a lower per barrel margin resulting from a significant narrowing of the price spread between Brent and WTI and the legal and insurance expenses associated with the Lac-Mégantic train incident.

General and administrative expenses were $2.3 million for the three months ended September 30, 2014 compared to $1.9 million for the three months ended September 30, 2013. The general and administrative expenses for the three months ended September 30, 2014 consisted of $1.6 million related to Dakota Plains Holdings, Inc. and $0.7 million related to the transloading joint venture. The $1.9 million of general and administrative expenses for the three months ended September 30, 2013 related to Dakota Plains Holdings, Inc. The decrease in general and administrative expenses for Dakota Plains Holdings, Inc. was primarily driven by a $0.3 million decrease in legal fees as a result of resolving the Canadian portion of the Lac Mégantic litigation and a $0.2 million reduction in non-cash related expenses due to a decrease in share-based issuances.

The provision for income taxes was $19,737 for the three months ended September 30, 2014 compared to a benefit from income taxes of $1.1 million for the three months ended September 30, 2013.  The effective tax rate for the three months ended September 30, 2014 was 59.5% compared to an effective tax rate of 38.1% for the three months ended September 30, 2013.  The increase in the effective tax rate for the three months ended September 30, 2014 was primarily due to the effect of permanent differences. The effective tax rate was different than the federal statutory rate of 35% primarily due to permanent differences and state tax rates.

Nine Months Ended September 30, 2014 vs. Nine Months Ended September 30, 2013

We experienced a net loss attributable to shareholders of Dakota Plains Holdings, Inc. of $2.4 million for the nine months ended September 30, 2014 compared to a net loss of $2.1 million for the nine months ended September 30, 2013. The net loss for the nine months ended September 30, 2014 was driven primarily by the loss from our indirect ownership interest in the marketing joint venture of $1.7 million experienced during the second quarter and an increase in legal fees in the first and second quarter of $0.2 million related to the Lac Mégantic incident and an increase of professional fees of $0.1 million due to an increase in consultants. The loss was partially offset by a $0.8 million increase in income from our indirect ownership in the transloading joint venture due to increased volume and a slight reduction in cost of revenue. In addition interest expense was $1.5 million for the nine months ended September 30, 2014 compared to $2.8 million for the nine months ended September 30, 2014. The reduction was due to the debt restructuring and pay down of promissory notes which occurred in December 2013. The net loss for the nine months ended September 30, 2013 was primarily driven by interest expense of $2.8 million.

General and administrative expenses were $7.8 million for the nine months ended September 30, 2014 compared to $5.9 million for the nine months ended September 30, 2013. The general and administrative expenses for the nine months ended September 30, 2014 consisted of $6.0 million related to Dakota Plains Holdings, Inc. and $1.8 million related to the transloading joint venture. General and administrative expenses related to Dakota Plains Holdings, Inc. were flat year over year as the entire general and administrative balance for the nine months ended September 30, 2013 related to Dakota Plains Holdings, Inc.

The benefit from income taxes was $1.1 million for the nine months ended September 30, 2014 compared to a benefit from income taxes of $1.3 million for the nine months ended September 30, 2013.  The effective tax rate for the nine months ended September 30, 2014 was 32.6% compared to an effective tax rate of 38.3% for the nine months ended September 30, 2013.  The decrease in the effective tax rate for the nine months ended September 30, 2014 was primarily due to the effect of permanent differences. The effective tax rate was different than the federal statutory rate of 35% primarily due to permanent differences and state tax rates.

4.	We note the results of the transloading joint venture are now consolidated in the statements of operations for the three and nine months ended September 30, 2014; therefore, certain revenue, income and expense line item amounts are not comparable to the amounts reported in the corresponding preceding periods. Further, we note for purposes of discussing the results of operations for the transloading joint venture you quantify revenues, cost of revenues and net income for the three and nine months ended September 30, 2014 and September 30, 2013. Please include a table that depicts how you derived these amounts from your statements of operations as well as a similar table for the sand joint venture.

Response:

In future filings, the Company intends to include a tabular presentation substantially similar to the following disclosure (which sample disclosure is based on the period covered by the Quarterly Report) to better explain how the identified amounts are derived from its financial statements.

Three Months Ended September 30, 2014

	Dakota Plains Holdings, Inc.	Transloading Joint Venture	Sand Joint Venture	Eliminations	Consolidated
REVENUES
Transloading Revenue	$—	$6,349,502	$—	$—	$6,349,502
Sand Revenue	—	—	557,168	—	557,168
Rental Income	155,690	—	—	(125,690)	30,000
Total Revenues	155,690	6,349,502	557,168	(125,690)	6,936,670

COST OF GOODS SOLD	—	1,777,674	261,136	(119,381)	1,919,429
(exclusive of items shown separately below)

OPERATING EXPENSES
General and Administrative Expenses	1,552,245	758,534	7,310	(6,309)	2,311,780
Depreciation and Amortization	48,921	1,059,427	—	—	1,108,348
Total Operating Expenses	1,601,166	1,817,961	7,310	(6,309)	3,420,128

INCOME (LOSS) FROM OPERATIONS	$(1,445,476)	$2,753,867	$288,722	$—	$1,597,113

Three Months Ended September 30, 2013

	Dakota Plains Holdings, Inc.	Transloading Joint Venture	Sand Joint Venture	Eliminations	Consolidated
REVENUES
Transloading Revenue	$—	$—	$—	$—	$—
Sand Revenue	—	—	—	—	—
Rental Income	76,758	—	—	—	76,758
Total Revenues	76,758	—	—	—	76,758

COST OF GOODS SOLD	—	—	—	—	—
(exclusive of items shown separately below)

OPERATING EXPENSES
General and Administrative Expenses	1,940,378	—	—	—	1,940,378
Depreciation and Amortization	47,065	—	—	—	47,065
Total Operating Expenses	1,987,443	—	—	—	1,987,443

INCOME (LOSS) FROM OPERATIONS	$(1,910,685)	$—	$—	$—	$(1,910,685)

Nine Months Ended September 30, 2014

	Dakota Plains Holdings, Inc.	Transloading Joint Venture	Sand Joint Venture	Eliminations	Consolidated
REVENUES
Transloading Revenue	$—	$19,103,521	$—	$—	$19,103,521
Sand Revenue	—	—	733,355	—	733,355
Rental Income	467,070	—	—	(377,070)	90,000
Total Revenues	467,070	19,103,521	733,355	(377,070)	19,926,876

COST OF GOODS SOLD	—	5,790,010	343,723	(358,143)	5,775,590
(exclusive of items shown separately below)

OPERATING EXPENSES
General and Administrative Expenses	6,046,895	1,749,537	7,310	(18,927)	7,784,815
Depreciation and Amortization	145,741	3,084,093	—	—	3,229,834
Total Operating Expenses	6,192,636	4,833,630	7,310	(18,927)	11,014,649

INCOME (LOSS) FROM OPERATIONS	$(5,725,566)	$8,479,881	$382,322	$—	$3,136,637

Nine Months Ended September 30, 2013

	Dakota Plains Holdings, Inc.	Transloading Joint Venture	Sand Joint Venture	Eliminations	Consolidated
REVENUES
Transloading Revenue	$—	$—	$—	$—	$—
Sand Revenue	—	—	—	—	—
Rental Income	271,527	—	—	—	271,527
Total Revenues	271,527	—	—	—	271,527

COST OF GOODS SOLD	—	—	—	—
(exclusive of items shown separately below)

OPERATING EXPENSES
General and Administrative Expenses	5,930,221	—	—	—	5,930,221
Depreciation and Amortization	131,923	—	—	—	131,923
Total Operating Expenses	6,062,144	—	—	—	6,062,144

INCOME (LOSS) FROM OPERATIONS	$(5,790,617)	$—	$—	$—	$(5,790,617)

5.	We note you do not provide a discussion for all line item amounts that have materially changed between periods. For example we note you have not addressed material changes in interest expense and the income taxes. Please expand your results of operations accordingly to fully comply with Rule 3-03(b) of Regulation S-K. In addition, please consider the need to discuss your portion of changes in line items impacted by the consolidation of your transloading and sand joint ventures.

Response:

The proposed disclosure enhancements set forth in response to Question 3 above address the changes in interest expense and income taxes during the periods discussed. The Company has in the past and will continue to consider appropriate disclosure regarding the Company’s portion of changes in line items impacted by consolidation of subsidiary businesses.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if we can further assist your review of the filings.

Very truly yours,

DAKOTA PLAINS HOLDINGS, INC.

By:	/s/ Timothy R. Brady
Timothy R. Brady
Chief Financial Officer

cc:	Craig M. McKenzie, Chief Executive Officer
Tracie Towner, Staff Accountant
Karl Hiller, Branch Chief
Caroline Kim, Staff Attorney